SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated December 20, 2017

Item 1

MATERIAL FACT

Banco Santander, S.A. hereby announces that on 1 February 2018 it will pay a third interim dividend out of 2017 profit, for a gross amount of EUR 0.06 per share. The last day to trade shares with a right to collect this dividend will be Monday, 29 January. The ex-dividend date will be Tuesday, 30 January.

Boadilla del Monte, 20 December 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 20, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer